MEMORANDUM OF RESPONSES
PETROSEARCH ENERGY CORPORATION
(the “Company”)

•	POST EFFECTIVE AMENDMENT NO. 5 ON FORM S-1 – (FILE NO. 333-142100)
•	AMENDMENT NO. 6 TO FORM S-1 – (FILE NO. 333-149010)
•	FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2007
•	FORM 10-Q/A FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008
•	FORM 10-Q/A FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008
•	FORM 10-Q/A FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008
•	FORM 8-K/A
•	RESPONSE LETTER DATED JANUARY 15, 2009 (File No. 0-51488)

In response to the Staff’s verbal comments regarding the Company expanding the MD&A and Notes to the Financial Statements to explain why there was a significant alteration of the relationship between capital costs and proved reserves as a result of the disposition of the Barnett Shale Interest, we have added additional disclosure to (i) Note 11 in the June 30, 2008 Financial Statements included in Form 10-Q for the quarterly period ended June 30, 2008; (ii) the MD&A section of the Form 10-Q for the quarterly period ended June 30, 2008 (page 22 – under the heading “Impact of the Sale of Barnett Shale Interest”;  (iii) Note 12 in the September 30, 2008 Financial Statements included in Form 10-Q for the quarterly period ended September 30, 2008; (iv) the MD&A section of the Form 10-Q for the quarterly period ended September 30, 2008 (page 24 – under the heading “Impact of the Sale of Barnett Shale Interest”; and (v) the corresponding sections of both the Post Effective Amendment No. 5 to Form S-1 (File No. 333-142100) and Amendment No. 6 to Form S-1 (File No. 333-149010).

In addition, consistent with prior conversations with the Staff, the Company has filed herewith the following documents:

1.	Post-Effective Amendment No. 5 on Form S-1 – (File No. 333-142100)
2.	Amendment No. 6 to Form S-1 – (File No. 333-149010)
3.	Form 10-KSB/A for the year ended December 31, 2007
4.	Form 10-Q/A for the quarterly period ended March 31, 2008
5.	Form 10-Q/A for the quarterly period ended June 30, 2008
6.	Form 10-Q/A for the quarterly period ended September 30, 2008; and
7.	Form 8-K/A.

Signature:	Title:	Date:

By /s/ David J. Collins	Chief Financial Officer,	January 15, 2009
David J. Collins	Chief Accounting Officer,
and Principal Financial Officer